Exhibit 12
HEWLETT PACKARD ENTERPRISE COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	For the fiscal years ended October 31,
	2018	2017	2016	2015	2014
	In millions, except ratios
Earnings:
Earnings from continuing operations before taxes	$268	$272	$3,860	$1,935	$2,833
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	6	9	46	46	42
Undistributed (earnings) loss of equity method investees	(38)	23	76	2	2
Distributed earnings of equity method investees	164	98	—	—	—
Fixed charges	751	692	644	395	416
	$1,151	$1,094	$4,626	$2,378	$3,293
Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$632	$610	$558	$255	$292
Interest included in rent	119	82	86	140	124
Total fixed charges	$751	$692	$644	$395	$416
Ratio of earnings to fixed charges (excess of fixed charges over earnings)	1.5x	1.6x	7.2x	6.0x	7.9x
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(1)
The Company computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before taxes, adjusted for fixed charges, non-controlling interests in the income of subsidiaries with fixed charges, undistributed (earnings) loss of equity method investees and distributed earnings of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense.